Exhibit 99.1

XPeng Reports Third Quarter 2021 Unaudited Financial Results

•	Quarterly vehicle deliveries reached 25,666, a 199.2% increase year-over-year

•	Quarterly total revenues reached RMB5,719.9 million, a 187.4% increase year-over-year

•	Quarterly gross margin reached 14.4%

GUANGZHOU, China, — (BUSINESS WIRE) — XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended September 30, 2021.

Operational Highlights for the Three Months Ended September 30, 2021

•

Deliveries of vehicles were 25,666 in the third quarter of 2021, setting a new quarterly record and representing an increase of 199.2% from 8,578 in the corresponding period of 2020 and an increase of 47.5% from 17,398 in the second quarter of 2021.

•	Deliveries of the P7 were 19,731 in the third quarter of 2021, reaching a record quarterly high and representing an increase of 71.2% from 11,522 in the second quarter of 2021.

	2021Q3	2021Q2	2021Q1	2020Q4	2020Q3

Total deliveries	25,666	17,398	13,340	12,964	8,578
P7 deliveries	19,731	11,522	7,974	8,527	6,210

•	Among the total P7s delivered in the third quarter of 2021, 99% can support XPILOT 2.5 or XPILOT 3.0.

•	XPeng’s physical sales network consisted of a total of 271 stores, covering 95 cities as of September 30, 2021.

•	XPeng-branded super charging stations expanded to 439, covering 121 cities as of September 30, 2021.

Financial Highlights for the Three Months Ended September 30, 2021

•

Total revenues were RMB5,719.9 million (US$887.7 million) for the third quarter of 2021, representing an increase of 187.4% from the same period of 2020, and an increase of 52.1% from the second quarter of 2021.

•

Revenues from vehicle sales were RMB5,460.1 million (US$847.4 million) for the third quarter of 2021, representing an increase of 187.7% from the same period of 2020, and an increase of 52.3% from the second quarter of 2021.

•	Gross margin was 14.4% for the third quarter of 2021, compared with 4.6% for the same period of 2020 and 11.9% for the second quarter of 2021.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 13.6% for the third quarter of 2021, compared with 3.2% for the same period of 2020 and 11.0% for the second quarter of 2021.

•

Net loss was RMB1,594.8 million (US$247.5 million) for the third quarter of 2021, compared with RMB1,148.8 million for the same period of 2020 and RMB1,194.6 million for the second quarter of 2021. Excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB1,492.1 million (US$231.6 million) in the third quarter of 2021, compared with RMB864.9 million for the same period of 2020 and RMB1,096.4 million for the second quarter of 2021.

•

Net loss attributable to ordinary shareholders of XPeng was RMB1,594.8 million (US$247.5 million) for the third quarter of 2021, compared with RMB2,025.8 million for the same period of 2020 and RMB1,194.6 million in the second quarter of 2021. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB1,492.1 million (US$231.6 million) for the third quarter of 2021, compared with RMB864.9 million for the same period of 2020 and RMB1,096.4 million for the second quarter of 2021.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.89 (US$0.29) for the third quarter of 2021. Non-GAAP basic and diluted net loss per ADS were both RMB1.77 (US$0.27) for the third quarter of 2021. Each ADS represents two Class A ordinary shares.

•

Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB45,357.9 million (US$7,039.4 million) as of September 30, 2021, compared with RMB35,342.1 million as of December 31, 2020 and RMB32,871.2 million as of June 30, 2021.

Key Financial Results

(in RMB millions, except for per ordinary share data and percentages)

	For the Three Months Ended			% Change[1]
	September 30, 2020	June 30, 2021	September 30, 2021	YoY	QoQ

Vehicle sales	1,898.0	3,584.4	5,460.1	187.7%	52.3%
Vehicle margin	3.2%	11.0%	13.6%	1,040bp	260bp

Total revenues	1,990.1	3,761.3	5,719.9	187.4%	52.1%
Gross profit	91.5	448.6	820.8	796.7%	83.0%
Gross margin	4.6%	11.9%	14.4%	980bp	250bp

Net loss	1,148.8	1,194.6	1,594.8	38.8%	33.5%
Non-GAAP net loss	864.9	1,096.4	1,492.1	72.5%	36.1%

Net loss attributable to ordinary shareholders	2,025.8	1,194.6	1,594.8	-21.3%	33.5%
Non-GAAP net loss attributable to ordinary shareholders	864.9	1,096.4	1,492.1	72.5%	36.1%

[1]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

Mr. He Xiaopeng, Chairman and CEO of XPeng, said, “In the third quarter, we continued record- setting growth with the highest vehicle deliveries among China’s startup new energy vehicle automakers. This outperformance testifies to the market’s recognition of the differentiated value our vertically integrated in-house developed software and hardware bring to our vehicles.”

Mr. He added, “We are committed to advancing the clear roadmap for our full-stack in-house technology and making high-performance smart products accessible to a broader customer base. Our leading technology is further showcased in the upcoming Navigation Guided Pilot (“NGP”) that expands usage to complex city driving scenarios. The solid progress we’ve made in the NGP fuels greater confidence in our ability to explore autonomous driving enabled mobility solutions in the future, such as robotaxi technologies.”

“Looking forward, XPeng will continue to trailblaze new and disruptive advancements that redefine China’s automobile industry, transforming future mobility with technology,” Mr. He concluded.

“We achieved strong growth momentum in the third quarter despite the challenges of semiconductor shortage. Our third quarter delivery number approximated 2020’s full-year delivery total and our year-to-date deliveries more than doubled last year’s full-year delivery count,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and President of XPeng. “Our record-high deliveries drove significant revenue growth of 187.4% year-over-year in the third quarter with further gross margin expansion. We believe our innovative mindset, outstanding full-stack R&D capabilities and a powerful pipeline of products will continue to drive our future success.”

Recent Developments

Deliveries in October 2021

Total Smart EV deliveries of XPeng reached 10,138 in October 2021, representing a 233% increase year-over-year. The October deliveries consisted of 6,044 P7 smart sports sedans and 3,657 G3 and G3i smart SUVs. The P5, XPeng’s smart family sedan that was officially launched in September 2021, demonstrated strong market appeal with 437 units delivered in October and a solid order backlog. As of October 31, 2021, year-to-date total vehicle deliveries reached 66,542, representing a 289% increase year-over-year. The Company’s cumulative deliveries exceeded 100,000 as at the end of October 2021, reflecting its robust business momentum and customer recognition.

ESG Performance

XPeng released its inaugural Environment Social and Governance Report (https://ir.xiaopeng.com/ESG/default.aspx) on October 15, 2021. XPeng received an “AA” rating from MSCI ESG Research, the highest MSCI ESG rating among automobile companies worldwide in 2021 for the second consecutive year.

XPeng Tech Day 2021: Technology Unveiled

On October 24, 2021, XPeng hosted its third annual 1024 Tech Day event where it unveiled a series of breakthrough innovations, including a mass-production 800V high-voltage SiC platform and lightweight 480kW high-voltage supercharging piles.

Additionally, the Company showcased its XPILOT 3.5 driver assistance system featuring industry- leading capabilities for urban driving scenarios.

The new Smart EV model and 2021 Guangzhou International Automobile Exhibition (“Auto Guangzhou”)

On November 19, 2021, XPeng launched its fourth Smart EV model, the G9, at Auto Guangzhou. The G9 will be the first mass-produced Smart EV that supports XPILOT 4.0. Meanwhile, the G9 will be equipped with an 800V high-voltage SiC platform and XPeng’s new proprietary X-EEA 3.0 electronic and electrical architecture that adopts domain controllers, deeply integrating hardware, software and communications architecture to achieve powerful performance and high flexibility in OTA upgrades.

Flying Vehicle Announces Series A Funding

On October 19, 2021, XPeng’s urban air mobility affiliate, HT Aero, announced that it entered into a definitive agreement with a consortium of investors to raise over US$500 million for its Series A funding, which marked the largest single-tranche fundraising to date in Asia’s low-altitude flying vehicle sector.

Unaudited Financial Results for the Three Months Ended September 30, 2021

Total revenues were RMB5,719.9 million (US$887.7 million) for the third quarter of 2021, representing an increase of 187.4% from RMB1,990.1 million for the same period of 2020 and an increase of 52.1% from RMB3,761.3 million for the second quarter of 2021.

Revenues from vehicle sales were RMB5,460.1 million (US$847.4 million) for the third quarter of 2021, representing an increase of 187.7% from RMB1,898.0 million for the same period of 2020 and an increase of 52.3% from RMB3,584.4 million for the second quarter of 2021. The year-over- year and the quarter-over-quarter increases were mainly attributable to higher vehicle deliveries, especially of the P7, as a result of channel expansion and brand value improvement.

Revenues from services and others were RMB259.9 million (US$40.3 million) for the third quarter of 2021, representing an increase of 182.2% from RMB92.1 million for the same period of 2020 and an increase of 46.9% from RMB176.9 million for the second quarter of 2021. The year-over- year and the quarter-over-quarter increases were mainly attributed to more income from service, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB4,899.1 million (US$760.3 million) for the third quarter of 2021, representing an increase of 158.0% from RMB1,898.6 million for the same period of 2020 and an increase of 47.9% from RMB3,312.7 million for the second quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly due to the increase of vehicle deliveries as described above.

Gross margin was 14.4% for the third quarter of 2021, compared with 4.6% and 11.9% for the third quarter of 2020 and the second quarter of 2021, respectively.

Vehicle margin was 13.6% for the third quarter of 2021, compared with 3.2% for the same period of 2020 and 11.0% for the second quarter of 2021. The improvement was primarily attributable to better product mix and manufacturing efficiency driven by economies of scale.

Research and development expenses were RMB1,264.2 million (US$196.2 million) for the third quarter of 2021, representing an increase of 99.0% from RMB635.4 million for the same period of 2020 and an increase of 46.4% from RMB863.5 million for the second quarter of 2021. The year- over-year and the quarter-over-quarter increases were mainly due to (i) the increase in employee compensation as a result of expanded research and development staff, and (ii) higher expenses relating to the development of our new models, namely the G9 and the P5, and related software technologies to support future growth.

Selling, general and administrative expenses were RMB1,538.4 million (US$238.8 million) for the third quarter of 2021, representing an increase of 27.8% from RMB1,203.8 million for the same period of 2020 and an increase of 49.3% from RMB1,030.8 million for the second quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, and (ii) the expansion of our sales network and associated personnel cost, and commission for franchised store sales.

Other income was RMB179.2 million (US$27.8 million) for the third quarter of 2021. The Company received higher government subsidies of approximately RMB312.1 million, offset partially by relocation and disposal cost of approximately RMB132.9 million related to Haima Plant.

Loss from operations was RMB1,802.6 million (US$279.8 million) for the third quarter of 2021, compared with RMB1,744.2 million for the same period of 2020 and RMB1,443.2 million for the second quarter of 2021. The higher year-over-year and quarter-over-quarter losses were mainly attributable to higher operating expenses as described above.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB1,700.0 million (US$263.8 million) for the third quarter of 2021, compared with RMB822.6 million for the same period of 2020 and RMB1,345.0 million for the second quarter of 2021.

Net loss was RMB1,594.8 million (US$247.5 million) for the third quarter of 2021, compared with RMB1,148.8 million for the same period of 2020 and RMB1,194.6 million for the second quarter of 2021.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB1,492.1 million (US$231.6 million) for the third quarter of 2021, compared with RMB864.9 million for the same period of 2020 and RMB1,096.4 million for the second quarter of 2021.

Net loss attributable to ordinary shareholders of XPeng was RMB1,594.8 million (US$247.5 million) for the third quarter of 2021, compared with RMB2,025.8 million for the same period of 2020 and RMB1,194.6 million for the second quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which excludes share- based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB1,492.1 million (US$231.6 million) for the third quarter of 2021, compared with RMB864.9 million for the same period of 2020 and RMB1,096.4 million for the second quarter of 2021.

Basic and diluted net loss per ADS were both RMB1.89 (US$0.29) for the third quarter of 2021, compared with RMB5.07 for the third quarter of 2020 and RMB1.50 for the second quarter of 2021.

Non-GAAP basic and diluted net loss per ADS were both RMB1.77 (US$0.27) for the third quarter of 2021, compared with RMB2.16 for the third quarter of 2020 and RMB1.38 for the second quarter of 2021.

Balance Sheets

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits of RMB45,357.9 million (US$7,039.4 million), compared with RMB35,342.1 million as of December 31, 2020 and RMB32,871.2 million as of June 30, 2021.

Business Outlook

For the fourth quarter of 2021, the Company expects:

•	Deliveries of vehicles to be between 34,500 and 36,500, representing a year-over-year increase of approximately 166.1% to 181.5%.

•	Total revenues to be between RMB7.1 billion and RMB7.5 billion, representing a year-over- year increase of approximately 149.0% to 163.0%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 23, 2021 (9:00 PM Beijing/Hong Kong time on November 23, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	+1-833-654-9168
United Kingdom	+44-208-602-0818
International:	+1-209-313-0576
Hong Kong, China:	+852-5808-6567
China Mainland:	400-682-8629
Conference ID:	2381058

Participants please dial-in at least 5 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until December 3, 2021, by dialing the following telephone numbers:

United States:	+1-855-859-2056
International:	+1-404-537-3406
Replay Access Code:	2381058

About XPeng

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/ electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and/or accretion on preferred shares to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4434 to US$1.00, the exchange rate on September 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third- party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

Marie Cheung

XPeng Inc.

Tel: +852-9750-5170/+86-1550-7577-546

E-mail: mariecheung@xiaopeng.com

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	31 December, 2020 (audited) RMB	As of 30 September, 2021 (unaudited) RMB	30 September, 2021 (unaudited) USD
Assets
Current assets
Cash and cash equivalents	29,209,388	15,393,548	2,389,041
Restricted cash	2,332,145	829,652	128,760
Short-term deposits	979,897	23,201,524	3,600,820
Short-term investments	2,820,711	3,393,298	526,632
Derivative assets-current	105,183	5,037	782
Accounts receivable, net	1,128,892	2,072,972	321,720
Current portion of finance lease receivables, net	156,069	573,879	89,065
Inventory	1,343,025	2,306,979	358,038
Amounts due from related parties	682	22,456	3,485
Prepayments and other current assets	1,603,286	2,467,881	383,005

Total current assets	39,679,278	50,267,226	7,801,348

Non-current assets
Property, plant and equipment, net	3,081,502	4,551,409	706,368
Right-of-use assets	461,184	1,250,949	194,144
Intangible assets, net	607,781	856,911	132,991
Land use rights, net	249,934	598,578	92,898
Finance lease receivables, net	397,467	1,333,751	206,995
Long-term deposits	—	2,539,886	394,184
Other non-current assets	228,633	152,444	23,659
Long-term investments	1,000	44,830	6,958

Total non-current assets	5,027,501	11,328,758	1,758,197

Total assets	44,706,779	61,595,984	9,559,545

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	31 December, 2020 (audited) RMB	As of 30 September, 2021 (unaudited) RMB	30 September, 2021 (unaudited) USD
Liabilities
Current liabilities
Short-term borrowings	127,900	57,000	8,846
Accounts and notes payable	5,111,745	8,840,669	1,372,050
Amount due to a related party	12,062	19,371	3,006
Current portion of lease liabilities	119,565	328,604	50,999
Current portion of deferred revenue	163,617	223,473	34,682
Current portion of long-term borrowings	45,000	—	—
Accruals and other liabilities	2,256,165	3,516,042	545,681
Income taxes payable	1,209	—	—

Total current liabilities	7,837,263	12,985,159	2,015,264

Non-current liabilities
Long-term borrowings	1,645,000	1,323,656	205,428
Lease liabilities — non current	352,501	922,528	143,174
Deferred revenue	144,767	383,089	59,454
Other non-current liabilities	297,439	2,067,996	320,948

Total non-current liabilities	2,439,707	4,697,269	729,004

Total liabilities	10,276,970	17,682,428	2,744,268

Shareholder’s equity
Class A Ordinary shares	63	87	14
Class B Ordinary shares	26	25	4
Class C Ordinary shares	12	—	—
Additional paid in capital	46,482,512	59,891,688	9,295,044
Accumulated other comprehensive loss	(730,381)	(1,079,890)	(167,596)
Accumulated deficit	(11,322,423)	(14,898,354)	(2,312,189)

Total shareholders’ equity	34,429,809	43,913,556	6,815,277

Noncontrolling interests	—	—	—

Total shareholders’ equity	34,429,809	43,913,556	6,815,277

Total liabilities, mezzanine equity and shareholders’ equity	44,706,779	61,595,984	9,559,545

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

		Three Months Ended
	September 30, 2020 (unaudited) RMB	June 30, 2021 (unaudited) RMB	September 30, 2021 (unaudited) RMB	September 30, 2021 (unaudited) USD
Revenues
— Vehicle sales	1,898,041	3,584,364	5,460,063	847,388
— Services and others	92,078	176,915	259,855	40,329

Total revenues	1,990,119	3,761,279	5,719,918	887,717

Cost of sales
— Vehicle sales	(1,836,756)	(3,191,489)	(4,718,809)	(732,348)
— Services and others	(61,822)	(121,210)	(180,285)	(27,980)

Total cost of sales	(1,898,578)	(3,312,699)	(4,899,094)	(760,328)

Gross profit	91,541	448,580	820,824	127,389

Operating expenses
Research and development expenses	(635,373)	(863,524)	(1,264,240)	(196,207)
Selling, general and administrative expenses	(1,203,792)	(1,030,767)	(1,538,420)	(238,759)

Total operating expenses	(1,839,165)	(1,894,291)	(2,802,660)	(434,966)

Other income	3,440	2,546	179,196	27,811

Loss from operations	(1,744,184)	(1,443,165)	(1,802,640)	(279,766)

Interest income	23,216	150,029	193,888	30,091
Interest expense	(3,926)	(24,006)	(16,347)	(2,537)
Fair value gain on derivative liabilities	620,209	77,790	30,190	4,685
Other non-operating (loss)/income, net	(44,070)	44,783	411	64

Loss before income taxes	(1,148,755)	(1,194,569)	(1,594,498)	(247,463)

Income tax expenses	(6)	—	(303)	(47)

Net loss	(1,148,761)	(1,194,569)	(1,594,801)	(247,510)

Accretion on Preferred Shares to redemption value	(877,007)	—	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(2,025,768)	(1,194,569)	(1,594,801)	(247,510)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Three Months Ended
	September 30, 2020 (unaudited) RMB	June 30, 2021 (unaudited) RMB	September 30, 2021 (unaudited) RMB	September 30, 2021 (unaudited) USD
Net loss	(1,148,761)	(1,194,569)	(1,594,801)	(247,510)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(143,220)	(424,123)	(26,478)	(4,109)

Total comprehensive loss	(1,291,981)	(1,618,692)	(1,621,279)	(251,619)

Accretion on Preferred Shares to redemption value	(877,007)	—	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(2,168,988)	(1,618,692)	(1,621,279)	(251,619)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	799,364,696	1,592,387,877	1,689,885,370	1,689,885,370

Net loss per share attributable to ordinary shareholders
Basic and diluted	(2.53)	(0.75)	(0.94)	(0.15)

Weighted average number of ADS used in computing net loss per share
Basic and diluted	399,682,348	796,193,938	844,942,685	844,942,685

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(5.07)	(1.50)	(1.89)	(0.29)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

		Three Months Ended
	September 30, 2020 (unaudited) RMB	June 30, 2021 (unaudited) RMB	September 30, 2021 (unaudited) RMB	September 30, 2021 (unaudited) USD
Loss from operations	(1,744,184)	(1,443,165)	(1,802,640)	(279,766)
Share-based compensation expenses	921,610	98,153	102,673	15,935

Non-GAAP loss from operations	(822,574)	(1,345,012)	(1,699,967)	(263,831)

Net loss	(1,148,761)	(1,194,569)	(1,594,801)	(247,510)
Fair value gain of convertible redeemable preferred shares	(637,779)	—	—	—
Share-based compensation expenses	921,610	98,153	102,673	15,935

Non-GAAP net loss	(864,930)	(1,096,416)	(1,492,128)	(231,575)

Net loss attributable to ordinary shareholders	(2,025,768)	(1,194,569)	(1,594,801)	(247,510)
Fair value gain of convertible redeemable preferred shares	(637,779)	—	—	—
Share-based compensation expenses	921,610	98,153	102,673	15,935
Accretion on Preferred Shares to redemption value	877,007	—	—	—

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(864,930)	(1,096,416)	(1,492,128)	(231,575)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	799,364,696	1,592,387,877	1,689,885,370	1,689,885,370

Non-GAAP net loss per ordinary share
Basic and diluted	(1.08)	(0.69)	(0.88)	(0.14)

Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	399,682,348	796,193,938	844,942,685	844,942,685

Non-GAAP net loss per ADS
Basic and diluted	(2.16)	(1.38)	(1.77)	(0.27)